DIVERSIFIED ENERGY COMPANY PLC

1600 Corporate Drive
Birmingham, Alabama 35242

VIA EDGAR

September 9, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diversified Energy Company PLC Registration Statement on Form F-1 (File No. 333-281669)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Diversified Energy Company PLC (the “Company”) hereby requests that the effective date of the above‑referenced registration statement (the “Registration Statement”) be accelerated to September 11, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Hillary H. Holmes at (346) 718-6602.

Sincerely,

DIVERSIFIED ENERGY COMPANY PLC

/s/ Robert Russell Hutson, Jr.
Chief Executive Officer

cc:	Ben Sullivan, Diversified Energy Company PLC Hillary H. Holmes, Gibson, Dunn & Crutcher LLP